November 29, 2006

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Room 4561 Washington, D.C. 20549-0303
Attention:	Kathleen Collins Accounting Branch Chief Thomas Ferraro Senior Staff Accountant

Re:	CDC Corporation
Form 20-F for the Fiscal Year Ended December 31, 2005 (filed June 21, 2006)
Form 6-K Filed March 6, 2006
Form 6-K Filed April 13, 2006
Form 6-K Filed May 2, 2006
Form 6-K Filed May 26, 2006
File No. 000-30134
Dear Mr. Ferraro and Ms. Coleman:
     On behalf of CDC Corporation (“we”, “CDC” or the “Company”), set forth below are responses to the comment letter dated November 8, 2006 (the “November 8 Comment Letter”) from the staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filings.
     Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in our Form 20-F for the Fiscal Year Ended December 31, 2005.

Form 20-F for the Fiscal Year Ended December 31, 2005
Note 2. Summary of Significant Accounting Policies
(g) Investments, page F-14
Prior Comment no. 1
1.	We note from your response to our comment number 1 that the Company believes it would not be useful to investors to provide separate fiscal 2004 and 2005 audited financial statements for 17game Group. Tell us whether you have requested a waiver from the Chief Accounting Office of the Division of Corporation Finance to omit this information pursuant to Item 3-09 and or summarized financial information pursuant to Item 4-08(g) of Regulation S-X. If not, provide this information pursuant to the aforementioned Sections of Regulation S-X or request a waiver from the Division’s Chief Accounting Office.

Response: In conjunction with our initial response letter dated October 20, 2006 the Company did not request a waiver from the Chief Accounting Office of the Division of Corporation Finance to omit the separate fiscal 2004 and 2005 audited financial statements for 17game Group and or summarized financial information pursuant to Item 4-08(g) of Regulation S-X. On November 29, 2006 the Company requested the aforementioned waiver with the Division’s Chief Accounting Office.
(1) Revenue Recognition, page F-16
Prior Comment no. 3
2.	We note from your response to comment number 3 where you indicate that the Company considers VARs your customers and also believes that you are acting in the capacity as agent in the transactions between VARs and end users. It is not evident from your response why the Company would be considered an agent in the transactions between VARs and end users considering the Company enters into arrangements with VARs who are the customers of the Company. Explain your response and provide the following information relating to the nature and terms of your arrangements with VAR’s:
•	the fee charged by the Company to VARs as a percentage of the sale price to the end user;
•	whether the Company is obligated to provide any services to end-users;
•	whether the Company grants VARs the right to provide upgrades/enhancements to the end users and if so how you have considered paragraph 62 of SOP 97-2 in determining when revenues should be recognized
•	the fees for any services provided by the Company to VARs or end users and how revenue is recognized for these services; and
•	whether VARs maintain inventory of the Company’s products.

Response: In our arrangements with VARs, VARs are responsible for providing first-level support to end-users in accordance with the maintenance agreement between the VARs and the end-users. First level support includes accepting and handling end-user calls and troubleshooting to the point of verifying that there is an error and that the error, if any, is ether a software bug or a problem associated with a software bug. VARs are responsible for interacting with the end-users even after a given problem has been escalated by VARs to the Company. The Company is responsible for resolving the issue for the VARs when a given problem has been escalated to the Company. The Company is not required and does not provide any services to the end-users. VARs are our customers and the reference that we made to ourselves as an “agent” in the transactions between VARs and end-users was to illustrate the fact that we would only be entitled to the fees stipulated in our contractual arrangement with the VARs and not the fees paid by the end-users to the VARs.

Software fees charged by the Company to VARs are based on a predetermined percentage of the individual sales earned by VARs with the end-users. For example, our agreement with the VARs may stipulate that the VARs owe the Company a certain percentage of the software selling price related to each software product sold by the VAR to the end-user. The amount of fee payable to the Company from the VARs is a fixed percentage of the software selling price obtained by the VAR from the end-user. The Company does not recognize any revenue until the VARs sell the software to the end-users and when all of the criteria for revenue recognition have been met.

The Company also provides postcontract services to the VARs which include maintenance services and the right for unspecified improvements and upgrades on a when-and-if-available basis. The Company is responsible for providing maintenance services to VARs by resolving issues for the VARs when a given problem from end-users cannot be resolved by the VARs and has been escalated to the Company. The Company will provide VARs with all improvements and other changes to the software as developed by the Company that the Company provides generally at no additional costs to its other maintenance customers for the software and the Company will update the software as required so as to cause it to operate in conformance with new versions or releases of operating systems so long as such updates are technically feasible and the Company provides such updates generally to its supported customer base for the software. These unspecified improvements and upgrades are included in the postcontract services arrangements entered into by the Company with the VARs. VARs have the right to make available such improvements and upgrades to their end-users and are responsible for providing these upgrades and enhancements in accordance with the postcontract services agreements they enter with the end-users.

The Company is able to establish VSOE for our postcontract services based on a fixed renewal rate. Accordingly, upon the sale of the software to the end-users by the VARs, the Company determines the amount of fees relating to the postcontract services to be deferred and recognized into revenue over the maintenance period in accordance with paragraph 62 of SOP 97-2 by multiplying the fixed renewal rate by the total fee to be received from the VARs. The difference between the total fees and the deferred revenue is recognized as license revenue immediately.

The Company refers to the abovementioned postcontract services (unspecified upgrade and maintenance) as the only services provided to VARs and it does not provide other services to VARs or end-users that are outside of the scope of the postcontract services agreements.

VARs do not hold an “inventory” of the Company’s product for license to end users. The Company has control over the number of licenses sold by VARs to end users by sending the software products directly to the end-users only when and if an end-user has been identified by VARs and the order has been confirmed.
* * *
Should you have any questions about the responses in this letter please feel free to contact the undersigned at 678-259-8563 or Gregor Morela, Director of Financial Reporting for the Company at 678-259-8663.
Sincerely,
/s/ Verome M. Johnston
Verome M. Johnston
Acting Chief Financial Officer
CDC Corporation

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